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FEB 28 2017

Washington DC
416



17008450

~~~~~~AL AUDITED REPORT
FORM X-17A-5
PART III

✳

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SEC FILE NUMBER
8- 50220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wesbanco Securities INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 West Main Street

(No. and Street)

St Clairsville   OH   43950

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Benjamin J Becket   (304)-231-1438

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP

(Name – *if individual, state last, first, middle name*)

2100 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Benjamin J. Beckett _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WesBanco Securities, Inc. _____ , as

of December 31 _____ , 20 16 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Benjamin J. Beckett
Signature

VP & Operations Manager / FIN-OP
Title

Susan R. Clark
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)
December 31, 2016
With Report of Independent Registered Public
Accounting Firm





STATEMENT OF FINANCIAL CONDITION

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)
December 31, 2016
With Report of Independent Registered Public Accounting Firm

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2016

Contents



Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WesBanco Securities, Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2017

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	1,987,897
Commission receivables		408,354
Intangible assets (net of accumulated amortization of $567,444)		95,636
Deferred tax assets		129,963
Prepaid expenses		102,986
Fixed assets (net of accumulated depreciation of $49,122)		14,300
Other assets		11,252
Total assets	$	2,750,388

Liabilities and shareholder's equity

Liabilities:

Accounts payable to affiliate	$	658,742
Commission payable		258,892
Other liabilities		33,477
Total liabilities		951,111

Shareholder's equity:

Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares		100
Additional paid-in capital		1,275,533
Retained earnings		523,644
Total shareholder's equity		1,799,277
Total liabilities and shareholder's equity	$	2,750,388

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

1. Organization

WesBanco Securities, Inc. (the Company) is a wholly owned subsidiary of WesBanco, Inc. (the Parent). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Association (SIPC).

The Company offers financial planning, wealth management, individual retirement account (IRA) and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statement includes the accounts of the Company. The statement has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statement, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statement and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statement.

Cash

Cash is held at an affiliate of the Company, WesBanco Bank, Inc. (the Bank) and with the clearing agent, Pershing, LLC (Pershing) of which $100,000 is restricted.

Commission Receivables

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All brokerage accounts are opened on a fully disclosed basis through our clearing agent, Pershing. Other accounts are opened directly with an insurance and/or mutual fund company. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured.

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful life using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment.

Intangible Asset

The Company recognized in 2009 an intangible asset in the amount of $663,080 for acquired customer lists related to a brokerage facility in the Columbus, Ohio market area. The customer lists are amortized on a sum-of-the-years-digits basis over a 12-year life. There were no events or changes in circumstances indicating impairment of the customer lists as of December 31, 2016.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from an affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis. The Company did not have any uncertain tax positions at December 31, 2016.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $1,066,022, which was $1,002,615 in excess of its required net capital of $63,407.

4. Income Taxes

The Company has recorded a net deferred tax asset of $129,963 resulting from the timing of deductions for depreciation of fixed assets and customer list intangibles. In evaluating its deferred tax assets, the Company has considered taxable income in prior periods, projected reversal of taxable temporary differences, tax planning strategies, and future taxable income. Based on these criteria, the Company has determined that it is not required to establish a valuation allowance for its deferred tax assets since management believes that the deferred tax assets are more likely than not to be realized in future periods.

5. Related-Party Transactions

Related-party transactions consisted of cash held at the Bank, and taxes, bonus payable, commission payable, and stock compensation payable to the Bank. At December 31, 2016, the Company had cash on hand with the Bank of $56,006 and net payables to the Bank for taxes of

$381,676, bonuses of $45,000, commissions of $258,892, salaries and benefits of $77,629, other compensation of $56,300 and other payables totaling $98,137. All tax payments are made by the Bank and reimbursement for each subsidiary's share of the tax are processed in accordance with the intercompany tax allocation policy. Bonuses and compensation, including commissions, are also paid by the Bank and reimbursed by the Company, except for commissions earned by certain licensed bank employees which are reimbursed 50% by the Company.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of the Parent and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary course of business.

6. Financial Guarantee

The Company has agreed to indemnify the clearing broker, Pershing, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2016, there were no amounts identified related to such agreement. The Company also maintains a clearing deposit with Pershing, which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2016, the cash held in two Pershing accounts consisted of non-restricted funds totaling $1,828,356 and the clearing deposit of $100,000 for a total of $1,928,356.

7. Clearing Broker

Pershing has agreed to pay $50,000 upon completing five years as the Company's clearing broker, for which no receivable has been recorded. Pershing became the clearing broker in 2012.





WesBanco
Securities, Inc.sm

CONFIDENTIAL

WesBanco Securities, Inc. Exemption Report

December 31, 2016

WesBanco Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Rose L. Wilson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct as the Company's business activities do not involve taking possession of customers' funds or securities.

Rose L. Wilson
SVP Managing Director Compliance

February 24, 2017



Ernst & Young LLP
3100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Building a better
working world

Report of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors
WesBanco Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WesBanco Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2017